PJT PARTNERS LP
(SEC I.D. No. 8-69442)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To PJT Partners LP
New York, New York

We have audited the accompanying statement of financial condition of PJT Partners LP (the "Partnership") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of PJT Partners LP as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2017

PJT PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	88,426,302
Accounts receivable, net of allowance for doubtful accounts of $4,374,177		71,280,382
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $174,338		253,011
Due from affiliates		44,146
Deferred tax asset		61,051
Other assets		3,846,334
TOTAL ASSETS	$	163,911,226

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	3,320,748
Taxes payable		184,949
Other liabilities		280,645
Due to affiliates		19,048,343
TOTAL LIABILITIES		22,834,685
PARTNERS' CAPITAL		141,076,541
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	163,911,226

See notes to statement of financial condition.

PJT PARTNERS LP

1. **ORGANIZATION AND NATURE OF OPERATIONS**

   PJT Partners LP (the "Partnership") was formed as a single member Delaware Limited Liability Company on January 15, 2014 and converted to a Delaware Limited Partnership on May 1, 2014. Effective December 8, 2014, the Partnership commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

   The Partnership provides a broad range of investment banking and financial advisory services which includes advice on mergers, acquisitions and divestitures, leveraged buyouts, joint ventures, recapitalizations, corporate restructuring, tender and exchange offerings and other corporate transactions. The Partnership also provides general corporate finance and strategic advice including advice on capital structure, capital raising and liability management.

   The Partnership is owned by PJT Management LLC, as the general partner and PJT Capital LP as the limited partner (collectively the "Parent"). The Parent is wholly owned by PJT Partners Holdings LP ("PJTPH"), a subsidiary of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates— The preparation of the Partnership's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

   Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, due from affiliates, other assets, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature.

   Cash and Cash Equivalents—The Partnership considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are held at one major U.S. financial institution.

   As of December 31, 2016, the Partnership had cash equivalents of $50.0 million representing investments in U.S. Treasury bills. The fair values of the U.S. Treasury bills are based on quoted prices for recent trading activity in identical instruments and are classified accordingly as Level I in the fair value hierarchy.

   Foreign Currency—In the normal course of business, the Partnership may enter into transactions not denominated in U.S. dollars. The Partnership's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment consist of office equipment and furniture. Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition—Advisory Fees consist of retainer and transaction-based fee arrangements related to advisory and restructuring services. Advisory retainer and transaction-based fees are recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. The majority of the Advisory Fees are dependent on the successful completion of a transaction.

Accounts Receivable—Accounts receivable includes advisory fees due from clients. Accounts receivable are assessed periodically for collectability and an allowance is recognized for doubtful accounts, if required.

The Partnership may be reimbursed by clients for certain reasonable travel, telephone, professional fees, postage and other out-of-pocket expenses incurred in relation to advisory services provided. As of December 31, 2016, $5,167,235 of reimbursable expenses was outstanding and is reported on the accompanying statement of financial condition in accounts receivable.

Allowance for Doubtful Accounts—The Partnership performs periodic reviews of outstanding accounts receivable and credit evaluations of its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership.

After concluding that a reserved accounts receivable balance is no longer collectible, the Partnership will reduce both the gross receivable and the allowance for doubtful accounts. This is determined based on several factors including the age of the accounts receivable balance and the creditworthiness of the counterparty. As of December 31, 2016, the Partnership determined the allowance for doubtful accounts is $4,374,177.

Compensation and Benefits—Compensation and benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees and partners, and (b) equity-based compensation associated with the grants of equity-based awards to employees and partners. Compensation cost related to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Partnership is organized as a limited partnership and is treated as a disregarded entity for income tax purposes. On October 1, 2015, the Parent became wholly owned by PJTPH, a partnership that is not subject to federal income tax. No provision for federal income taxes has been made, as partners of PJTPH are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PJTPH may be liable for income taxes in certain states and/or local jurisdictions.

The deferred tax asset reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

A summary of the tax effects of the temporary differences as of December 31, 2016 is as follows:

Deferred tax asset

Depreciation	$	31,723
Bad debt and other		29,328
Total	$	61,051

The Partnership recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Partnership evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2016, the Partnership did not have uncertain tax positions with respect to income taxes that had a material impact on the Partnership's financial statements. The Partnership does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Partnership is subject to possible income tax examinations by major taxing authorities for 2015 through 2016.

Recent Accounting Developments—In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract.

As originally proposed, the guidance was effective prospectively for annual periods beginning after December 15, 2016 including interim periods within that reporting period. In recent re-deliberations, the FASB approved a one-year deferral of the effective date of this guidance, such that it will be effective for annual reporting periods beginning after December 31, 2017, with early adoption permitted for annual periods beginning after December 15, 2016. The Partnership is still in the

process of determining the full impact the adoption of this guidance will have on its financial statements, but plans to adopt the standard using the modified retrospective approach as of January 1, 2018. The Partnership continues to evaluate guidance issued from the various standard setters and interpretations as available.

In February 2016, the FASB issued new guidance regarding leases. The guidance requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Entities are also required to provide enhanced disclosure about leasing arrangements. The amendments retain lease classifications, distinguishing finance leases from operating leases, using criteria that are substantially similar for distinguishing capital leases from operating leases in previous guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Adoption requires a modified retrospective approach. The Partnership currently does not expect the adoption of this guidance to have a material impact on its financial statements.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this guidance will have on its financial statements.

3. **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET**

Furniture, equipment and leasehold improvements consist of the following as of December 31, 2016:

Computer equipment	$	141,528
Furniture and fixtures		231,609
Leasehold improvements		54,212
Total		427,349
Less: accumulated depreciation		(174,338)
Net book value	$	253,011

4. **RELATED PARTY TRANSACTIONS**

Effective October 1, 2015, the Partnership entered into an administrative services and expense agreement with PJTPH. The Partnership reimbursed PJTPH for direct and indirect expenses incurred on the Partnership's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2016, the Partnership owed PJTPH $18,857,759.

During 2016, PJT entered into an agreement with PJT Partners (UK) Limited ("PJT-UK") whereby PJT-UK will provide certain advisory services to clients on behalf of the Partnership. No amounts were outstanding as of December 31, 2016.

From time to time, the Partnership and various affiliated entities incur costs on each other's behalf. As of December 31, 2016, there was a balance due from various affiliated entities of $44,146 and balances due to various affiliated entities of $190,584.

5. **COMMITMENTS AND CONTINGENCIES**

Operating Leases—The Partnership leases office space in New York under a non-cancelable lease agreement that expires on December 31, 2017.

There is a future minimum lease payment required under this non-cancelable operating lease of $1,134,000, payable in 2017.

A refundable security deposit in the amount of $283,500 was paid upon signing of the lease.

Litigation— From time to time, the Partnership may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Partnership believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the financial statements of the Partnership.

Indemnification—The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. **CONCENTRATIONS OF CREDIT RISK**

The Partnership had five clients account for approximately 68% of its accounts receivable at December 31, 2016.

7. **PARTNERS' CAPITAL**

For the year ended December 31, 2016, there were distributions of $18,000,000.

Subsequent to year end, the Partnership distributed partners' capital of $59,000,000.

8. **REGULATORY REQUIREMENT**

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Partnership maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2016, the Partnership had net capital of $65,591,617, which was $64,069,304 in excess of its required net capital of $1,522,313. The Partnership's aggregate indebtedness to net capital ratio was 0.35 to 1.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

9. **DEFINED CONTRIBUTION PLAN**

PJTPH provides a 401(k) savings plan (the "Plan") for permanent full time employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year.

10. **SUBSEQUENT EVENTS**

Except as disclosed in Note 7, the Partnership has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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